SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 3 2010
DIVISION OF MARKET REGULATION

UNI
SECURITIES AND
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 39969

02-022875

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive, Suite 300
(No. and Street)

Newport Beach (City) Ca (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul M. Newton 949-718-2257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

2030 Main Street, Suite 1400 (Address) Irvine (City) Ca. (State) 92614 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/30

AB 3/30

OATH OR AFFIRMATION

I, Paul M. Newton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Canterbury Consulting Incorporated, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOSS-ADAMS LLP

CERTIFIED PUBLIC ACCOUNTANTS | BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated (the "Company") as of December 31, 2009, and the related statements of income, stockholders' equity, and cash flows for the year ended December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of Canterbury Consulting Incorporated as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Irvine, California
March 17, 2010

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	500,336
Receivables from clearing organizations		100,478
Customer and other receivables		2,248,261
Prepaid expenses		192,228
Deposits		172,508
Property and equipment, net		461,505
Total assets	$	3,675,316

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	186,655
Accrued payroll and payroll taxes		1,095,623
Capital lease obligations		198,504
Notes payable		132,993
Total liabilities		1,613,775
Stockholders' equity		
Class A voting common stock; no par value; 500,000 shares authorized; 175,723 shares issued and outstanding		1,086,213
Notes receivable for stock		(27,038)
Retained earnings		1,002,366
Total stockholders' equity		2,061,541
Total liabilities and stockholders' equity	$	3,675,316

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2009

REVENUES		
Commissions on securities transactions	$	2,547,199
Consulting fee income		7,755,657
Other fees and income		583,610
Total revenues		10,886,466
EXPENSES		
Employee compensation and benefits		7,549,805
Floor brokerage and clearance fees		321,149
Communications		655,529
Occupancy		575,896
General and administrative		1,706,490
Interest		36,747
Total expenses		10,845,616
INCOME BEFORE INCOME TAX PROVISION		40,850
PROVISION FOR INCOME TAX		800
NET INCOME	$	40,050

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2009

	Common Stock				
	Shares Outstanding	Common Stock	Notes Receivable for Stock	Retained Earnings	Total
BALANCE, January 1, 2009	175,723	$ 1,086,213	$ (44,811)	$ 962,316	$ 2,003,718
Net income	-	-	-	40,050	40,050
Payments on notes receivable for stock purchases	-	-	17,773	-	17,773
BALANCE, December 31, 2009	175,723	$ 1,086,213	$ (27,038)	$ 1,002,366	$ 2,061,541

See accompanying notes to financial statements.

CANTERBURY CONSULTING INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	40,050
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		231,587
Loss on disposal of fixed assets		(22,011)
Changes in operating assets and liabilities		
Receivables from clearing organizations		83,700
Customer and other receivables		(57,753)
Prepaid expenses		(43,376)
Deposits		(1,067)
Accounts payable and accrued expenses		56,282
Accrued payroll and payroll taxes		(62,193)
Net cash provided by operating activities		225,219
CASH FLOWS USED IN INVESTING ACTIVITIES		
Purchase of property and equipment		(112,416)
CASH FLOWS FROM FINANCING ACTIVITIES		
Principal repayments on notes payable		(44,591)
Borrowings on capital lease obligations		39,934
Payments on capital lease obligations		(67,643)
Payments received for stockholders' notes		17,773
Net cash used in financing activities		(54,527)
INCREASE IN CASH AND CASH EQUIVALENTS		58,276
CASH AND CASH EQUIVALENTS - beginning of year		442,060
CASH AND CASH EQUIVALENTS - end of year	$	500,336

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Income taxes paid during the year	$	800
Interest paid during the year	$	36,747

NONCASH FINANCING ACTIVITY

Equipment acquired through capital lease	$	39,934

See accompanying notes to financial statements.

Note 1 - Nature of Business

Canterbury Consulting Incorporated (the "Company"), was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of the Securities Investors Protection Corporation ("SIPC").

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Note 2 - Summary of Significant Accounting Policies

FASB Codification - On July 1, 2009, the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) became the single authoritative source for nongovernmental U.S. generally accepted accounting principles (GAAP). The ASC supersedes all previous authoritative GAAP applicable to the Company and is effective for interim and annual periods ended after September 15, 2009.

Cash and cash equivalents - Cash and cash equivalents generally consist of balances on deposit in banks and other financial institutions and short-term investments that have a maturity of less than ninety days. Cash on deposit in banks may exceed the Federal Deposit Insurance Corporation insurance limits. The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. As of December 31, 2009, the Company had no short term investments.

Property and equipment - Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Upon disposal of property and equipment, the Company records a gain or loss based upon the difference between the proceeds received and the net book value of the asset disposed.

Revenue recognition - Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received, which primarily include mutual fund income.

Note 2 - Summary of Significant Accounting Policies (continued)

Income taxes - Effective July 1, 2004, the Company elected to be taxed under the provisions of subchapter S of the Internal Revenue Code for federal and state purposes. Under these provisions, the Company does not pay corporate income taxes on its taxable income. However, the Company is subject to 1.5% California franchise tax. In addition, the stockholders are liable for individual federal and state income taxes on the Company's taxable income. The Company may distribute funds necessary to satisfy the stockholders' estimated personal income tax liabilities. The provision for income tax in the current period consists entirely of the California franchise tax.

Uncertain tax positions - Effective January 1, 2009, the Company adopted FASB Accounting Standards Codification (ASC) 740-10, relating to accounting for uncertain tax positions. ASC 740-10 prescribes a recognition threshold and measurement process for accounting for uncertain tax positions and also provides guidance on various related matters such as derecognition, interest, penalties and disclosures required. The Company does not have any entity-level uncertain tax positions.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Derivatives and hedging - The Company does not engage in derivatives or hedging activities.

Fair value of financial instruments - The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of December 31, 2009, the Company's capital lease obligations and note payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Concentration of credit risk - The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation. The Company's customer receivables are due from customers throughout the United States and collateral is not required. Historically, the Company's credit-related losses have been insignificant.

Note 3 - Clearing Agreements and Commissions Receivable

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity, settlement of contracts and transactions in securities, all cashiering functions, and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company.

The Guarantees topic of the Accounting Standards Codification (ASC 460) (formerly FIN No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others),* requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the obligations it assumes under that guarantee. The maximum amount of potential indemnification is unlimited; however, in connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at December 31, 2009 and (ii) maintain blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At December 31, 2009, the Company has $500,000 of blanket brokers' bond insurance in effect. This insurance limits the Company's exposure and may enable it to recover a portion of any future amounts paid. The Company believes that the fair value of these indemnification obligations is minimal. Accordingly, the Company has not recognized any liabilities relating to these obligations as of December 31, 2009.

On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At December 31, 2009, amounts held by and receivable from First Clearing totaled $100,478.

Note 4 - Property and Equipment

Property and equipment consists of the following as of December 31, 2009:

Furniture and equipment	$ 725,968
Leasehold improvements	27,599
Computer equipment and software	761,168
	1,514,735
Less accumulated depreciation and amortization	(1,053,230)
	$ 461,505

Depreciation and amortization expense totaled $231,587 for year ended December 31, 2009. At December 31, 2009, the gross amount of leased assets included in property and equipment is $278,680 with related accumulated amortization of $98,841.

Note 5 - Capital Lease Obligations

The Company leases certain equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five year periods. The Company is also responsible for the cost of repairs, insurance, and property taxes.

Future minimum payments for assets under capital leases as of December 31, 2009 are as follows:

Year Ending December 31:		
2010	$	70,793
2011		70,793
2012		70,793
2013		9,292
2014		1,549
		223,220
Amount representing interest		(24,716)
	$	198,504

Note 6 - Commitments and Contingencies

Leases - The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement expiring in January 2013. The minimum commitment under the lease approximates $40,788 per month, with annual increases, through its expiration. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease of approximately $6,484 per month that expires in March 2012. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Net rental expense for the year ended December 31, 2009 was approximately $576,000, which is included in occupancy expenses.

Note 6 - Commitments and Contingencies (continued)

Future minimum rental payments required under these operating leases as of December 31, 2009, are as follows:

Year Ending December 31:		
2010	$	580,000
2011		595,000
2012		546,000
2013		44,000
	$	1,765,000

The Company sub-leased a portion of its office space to two tenants under month-to-month leases during the year ended December 31, 2009. Monthly rent equaled $750 for a tenant that leased space for the entire year and $700 for a tenant that leased space for four months. Rental income received from the tenants for the year ended December 31, 2009, totaled approximately $11,800, which is included in occupancy expense.

Other - The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of Management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Note 7 - Notes Payable

The Company has entered into promissory notes relating to the repurchase of Company common stock from former employees. The notes have four-year maturities payable in four equal annual installments through October 2012. Interest on unpaid principal accrues at the rate of 5% to 7.75% per annum.

Note 7 - Notes Payable (continued)

The future scheduled maturities of notes payable are as follows:

Year Ending December 31:		
2010	$	49,417
2011		49,417
2012		34,159
	$	132,993

Note 8 - Profit Sharing Plan

The Company has a defined contribution profit sharing plan (the "Plan") where eligible employees can make voluntary salary deferral contributions. The Plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the Plan the first day of the month following 30 days of employment. Employer contributions are discretionary up to a maximum amount allowed by law. For certain Plan years, the Company may elect to make a Qualified Matching Contribution to satisfy certain non-discrimination tests required by the IRS. This contribution may or may not be made for all participants. If a contribution is made on behalf of a participant, it will be 100% vested at all times. For the year ended December 31, 2009, the Company contributed $352,150 to the Plan.

Note 9 - Reserve Requirement

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d (2) of the Commodity Exchange Act is not applicable.

Note 10 - Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2009, the Company had net capital of $193,405, which was $93,405 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at December 31, 2009 was 7.32 to 1.

Note 11 - Related-Party Receivables

Notes receivable from stockholders - The Company has entered into promissory notes with stockholders relating to the purchase of Company stock pursuant to the terms of the Amended and Restated Stockholders' Agreement. The notes have four-year maturities payable in four equal annual installments. Interest on the unpaid principal accrues at the rate of 8.25% per annum. Outstanding principal on stockholders notes as of December 31, 2009, was $27,038.

Note 12 Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company's financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before financial statements are available to be issued.

The Company has evaluated subsequent events through March 17, 2010, which is the date the date the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

CANTERBURY CONSULTING INCORPORATED

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

NET CAPITAL		
Total stockholders' equity		$ 2,061,541
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 192,228	
Deposits	55,137	
Property and equipment, net	263,001	
Customer and other receivables	1,349,157	1,859,523
Net capital before haircuts on securities positions		202,018
Haircuts on securities positions:		
Trading and investment securities	5,877	
Undue concentration	2,736	8,613
Net capital		$ 193,405

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Total liabilities	$ 1,613,775
Less: Non-recourse capital lease obligations	(198,504)
Total aggregate indebtedness	$ 1,415,271

CANTERBURY CONSULTING INCORPORATED
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
(continued)
DECEMBER 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum dollar net capital required	$	100,000
Minimum net capital required (ratio 15 to 1)	$	94,351
Minimum net capital required	$	100,000
Excess net capital	$	93,405
Excess net capital over 120% of minimum net capital required	$	73,405
Ratio: Aggregate indebtedness to net capital		7.32

RECONCILIATION WITH COMPANY'S COMPUTATION INCLUDED IN PART II FORM X-17A-5 AS OF DECEMBER 31, 2009

The above computation does not differ materially from the computation for the determination of net capital prepared by the Company and filed with the Financial Industry Regulatory Authority on Form X-17a-5, as submitted on January 26, 2010.

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2009.

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds as of December 31, 2009.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements and supplemental schedules of Canterbury Consulting Incorporated (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Canterbury Consulting Incorporated
(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, California
March 17, 2010

CANTERBURY CONSULTING INCORPORATED

INDEPENDENT AUDITOR'S REPORT

AND

FINANCIAL STATEMENTS

WITH

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2009

CANTERBURY CONSULTING, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

DECEMBER 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES TO THE SIPC ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Canterbury Consulting, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Canterbury Consulting, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows. In performing the procedures listed below, differences of less than $1 were not considered a difference requiring reporting.

1. Compared listed assessment payments in Form SIPC-7T with respective cash disbursement records consisting of copies of cancelled checks, noting no differences.

2. Compared amounts reported on Company's annual filing of audited financial statements for the year ended December 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009, to December 31, 2009, noting no differences.

3. Compared adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the Company, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments in Form SIPC-7T, noting no differences.

5. We were unable to compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed as there was no such overpayment amount stated on Form SIPC-7T and management represented to us that no such overpayment exists.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Moss Adams LLP

Irvine, CA
February 26, 2010

CANTERBURY CONSULTING, INC.

SCHEDULE OF ASSESSMENT PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION FOR THE PERIOD FROM APRIL 1, 2009 TO DECEMBER 31, 2009

Date Paid	Amount Paid
January 7, 2009	$150.00
October 30, 2009	$6273.50
	$6,423.50